Exhibit (a)(5)(A)

July 10, 2007

Fellow Savings Plan Participants:

As I have stated in several employee communications, speeches and press releases over the past few months, we intend to use proceeds raised from the sale of our E&P assets to repurchase Dominion stock and to reduce debt. Because you hold Dominion stock in an Employee Savings Plan, you have the opportunity to participate in our tender offer to repurchase up to 55 million shares of our common stock.

Dominion’s board of directors approved our making the tender offer (which is described in our Offer to Purchase dated July 10, 2007 and the accompanying materials) to repurchase shares of its common stock. It is the board’s view that the Offer is the most efficient and quickest means of accomplishing our repurchase of shares from the pending E&P asset sale proceeds. The tender offer, combined with the repurchase of debt securities and additional share repurchases in the open market, will enable the company to complete its recapitalization plans following all divestitures.

Neither Dominion nor its board of directors is making any recommendation as to whether you should tender any or all of your shares or at what price or prices. Those are your decisions.

You should not make any decision on whether to participate in the tender offer until you have read the full Letter to Dominion Savings Plans Participants and Offer to Purchase carefully. The instructions on how to direct the Trustee of your plan to tender shares if you make that decision are included in the tender offer materials.

Please note that if you hold shares in a Dominion Direct account or with a broker, you will receive separate mailings for those shares and will need to follow different sets of instructions.

The Tender Offer will expire at 5:00 P.M., Eastern time, on August 7, 2007, unless extended by us. The deadline for forwarding instructions to your plan Trustee will be three business days before the expiration date, or August 2, 2007. Questions concerning the procedures to tender shares held in your Savings Plan account may be directed to ACS, the plan administrator. General questions concerning the terms and conditions of the Tender Offer may be directed to Georgeson, Inc., our Information Agent. Telephone numbers and addresses can be found in the Letter to Dominion Savings Plans Participants and on the back cover of the Offer to Purchase.

Thomas F. Farrell, II

Chairman, President and

Chief Executive Officer

Enclosures